NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

August 8, 2019

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re                                 Annovis Bio, Inc.

Registration Statement on Form S-1

Filed July 3, 2019

File No. 333-232529

On behalf of our client, Annovis Bio, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 15, 2019 (the “Comment Letter”) relating to the above referenced Registration Statement (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1 (the “Amendment”) to the Registration Statement filed today.  We also describe below the changes the Company has made in response to the Staff’s comments in the Registration Statement and the prospectus included therein.

For the Staff’s convenience, we are submitting copies of this letter, clean copies of the Amendment and copies of the Amendment marked to show all changes from the Registration Statement via Federal Express.

Registration Statement on Form S-1

Prospectus Summary
Our Company, page 1

1.                                      We note your disclosure that studies showed that ANVS-401 “statistically” lowered inflammation in this section and similar statements throughout the prospectus about “statistically” reducing or “statistically significantly” increasing/decreasing certain data yet no data points are provided. Please either remove these characterizations or provide the data points to clarify what you mean by “statistically” and “statistically significantly.”

Response:

The Company has modified the prospectus in response to this comment.

2.                                      We note your frequent statements throughout that ANVS-401 “normalized” levels of neurotoxic proteins, inflammatory factors, axonal transport and affected functions in all diseases you tested, as well as re-established homeostasis. These statements imply efficacy and are presented as a conclusion that each trial participant in the preclinical and clinical studies was restored to “normal” and therefore cured. Please remove these general statements stating that levels and functions were “normalized” and instead present balanced data from your trials stating the actual results from your trials and quantifying the results as necessary. In particular, we note that the results of your trials do not support broad claims of “normalization.” For example, the disclosure beginning on page 92 does not indicate whether all five study participants “normalized” neurotoxic proteins, how normalization was measured for each participant, and how “healthy volunteers” were selected and the number of such volunteers that participated in the studies. Further, the data shown on page 93 shows that for inflammatory markers, only two of the five markers demonstrated a statistically significant reduction, and one of the markers actually increased. Similarly, in the description of TBI in Rats on page 96, it appears that only the 10mg/kg dose had results similar to the sham results. In addition, for many of the claims under “Pathway Engagement” it is not clear if these claims represent an average result for the study or are highlighting the best result. As one example, the disclosure states that in a UCLA study of TBI rats, 15% of the cells died in the placebo treated rats while nerve cells did not die in the ANVS-405 treated rats. Does this mean that no nerve cells died in any of the treated rats in the study? Please note that these are just examples. Please substantially revise your disclosure to remove conclusory statements and revise your trial descriptions to provide trial descriptions that are representative of all trial participants. Please provide appropriate context in the disclosure of preclinical and clinical trials, such as number of participants, how results were measured (i.e., numeric results) and a representative range of trial results.

Response:

The Company has revised the prospectus to remove the conclusory language described in the comment and has added appropriate context and data information as requested in the comment.

3.                                      We note your response to our prior comment 11. Please explain how long you are currently able to test in humans, and whether successful results of the toxicology studies are necessary for you to proceed to the Phase 3 trial.

Response:

The Company has added an explanation regarding human testing and the need for successful results of toxicology studies to proceed on pages 8 and 91 of the prospectus.

4.                                      We note your revisions in response to our prior comment 3, however we note that disclosure suggesting you can mitigate the risk of development and implying efficiency remains in your prospectus. As an example, we note the disclosure regarding target validation and de-risking on page 70.

Response:

The Company has revised the disclosure on page 70 and throughout the prospectus in response to this comment.

5.                                      We note your revised disclosure in response to our prior comment two, however your prospectus still contains disclosure implying safety or efficacy. As an example, you state on page 69 that you have “preclinical data proving ANVS-401’s efficacy in restoring a variety of functions,” on page 92 that you deduced that a particular daily dose should achieve efficacy, and on page 97 that collectively your data proves ANVS-405’s efficacy, and your data gives you confidence that the efficacy results will translate to human. Please substantially revise your disclosure throughout to remove statements stating or implying that your product candidates are safe and/or effective.

Response:

The Company has revised the disclosure on pages 70, 93 and 98 and throughout the prospectus in response to this comment to remove or modify statements that state or imply safety and effectiveness of the Company’s product candidates.

Pipeline, page 2

6.                                      We note that your pipeline table includes ANVS-405 and ANVS-301. As you only discuss these programs very briefly in the prospectus and you have not allocated any proceeds for their development in your use of proceeds section, please provide us your analysis as to why you believe these programs are material enough to be included in your pipeline table.

Response:

The Company has modified its disclosure in the Use of Proceeds on page 61 to clarify that the ongoing research and development costs through 2020 will relate to all three of the Company’s compounds, ANVS-401, ANVS-405 and ANVS-301.  The Company has modified its disclosure on pages 3, 84, and 89 of the prospectus to clarify that future funding will be necessary to fund the development of ANVS-405 and ANVS-301.  The Company believes that these products are important to its overall plan for product development and important to its pipeline description although additional future capital will be required to complete such development.

Axonal Transport and Pathway Engagement, page 4

7.                                      We note your disclosure that in preclinical trials, by normalizing axonal transport, ANVS-401 and/or ANVS-405 normalized all the functions that are negatively affected by disturbances of the transport. We also note that you make the same disclosure on page 87 and you state on page 88 that studies showed that ANVS-401 and/or ANVS-405 lowered inflammation in MCI patients and TBI rats. Please disclose why you are attributing these findings to both ANVS-401 and ANVS-405.

Response:

The Company has expanded its disclosure on pages 2-3, 84, 88 and 89 with respect to ANVS-401 and ANVS-405, which, as so explained, consist of the same compound, but which are delivered in different forms, i.e., oral for ANVS-401 and intravenous for ANVS-405.

Risk Factors

If we are unable to obtain and maintain patent protection..., page 39

8.                                      We note your disclosure that on June 25, 2019 you received a Notice of Allowance for one of the Annovis patents. Please revise to explain the significance of the notice and the anticipated expiration date if you are able to extent the patent life. Please also disclose material consequences to your business, as applicable, if the patents expire in accordance with the current expiration dates. Please add similar disclosure in your Business section under “Intellectual Property.”

Response:

We have added disclosure regarding the significance of the Notice of Allowance and the effect on the patent life of the patent on pages 40 and 106.  We have also modified the disclosure regarding Annovis patent applications and added disclosure of the material consequences to the Company’s business if the patents expire in accordance with the current expiration dates without the grant of additional patents on page 40.

Risk Factors

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 55

9.                                      We note your disclosure that you believe the risk of a court declining to enforce your exclusive forum provision is remote, as the General Assembly of Delaware has specifically amended the Delaware General Corporation Law to authorize the adoption of such provisions. Please remove this statement as it mitigates the risk that you may incur additional costs associated with resolving matters in other jurisdictions should a court find your exclusive forum provision to be inapplicable or unenforceable.

Response:

The Company has revised the disclosure on page 56 to remove the statement identified in the comment.

Industry and Other Data, page 57

10.                               We note your response to our prior comment 15 and reissue. Please revise to clarify your liability for statements included in the prospectus, regardless of the fact that you did not verify them and cannot guarantee their accuracy.

Response:

The Company has revised is statements on page 58 to clarify its liability of statements included in the prospectus

Use of Proceeds, page 59

11.                               We note your response to our prior comment 16, and we reissue in part. We note your disclosure on page 6 that you intend to complete both Phase 2a studies with the funds raised in this offering. Please revise this section to make it clear that you expect the proceeds to be sufficient to fund both Phase 2a studies through completion, if accurate. If that is not accurate, please revise the disclosure on page 6.

Response:

The Company has revised this section on page 60 to make it clear that it expects the proceeds to be sufficient to fund both Phase 2a studies through completion.

Reproducible Results Across Species - Mouse, Rat, Human, page 97

12.                               We note your response to our prior comment 4. The disclosure in this section still includes statements implying efficacy as well as the statement above this section discussing ANVS-405’s efficacy. Please substantially revise your disclosure throughout your prospectus to remove these statements as determinations of efficacy are solely within the authority of the FDA. Also, please specify which studies you are referencing in this section.

Response:

The Company has modified the language on page 98 and throughout the prospectus to remove the statements as to efficacy and to specify the studies the Company is referencing in the referenced section.

General

13.                               We note that you have added a page of graphics after the cover page containing your pipeline table and certain narrative disclosure. Given that this information is repeated in the Prospectus Summary and Business sections, please remove this page. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response:

The Company has removed content of the back of the cover page entirely and replaced it with a figure that the Company believes conforms to the referenced interpretation.

Please contact me at (215) 979-1227 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ John W. Kauffman

John W. Kauffman

cc:                                Maria Maccecchini, Annovis Bio, Inc.

Jeffrey McGroarty, Annovis Bio, Inc.

William Haddad, Esq., Venable LLP